UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Annual General Meeting Result Announcement

On December 13, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) issued a press release (“Press Release”) announcing the results of its 2023 Annual General Meeting, which was held on December 11, 2023, in Toronto, Ontario, Canada. At the 2023 Annual General Meeting, the Company’s shareholders:

(1)	Fixed the number of directors at 5 (five) and duly elected each of the nominees to the board of directors, except Mr. Peter Milliken, who did not stand for re-election at the 2023 Annual Shareholders Meeting due to his resignation. As a result, the Board of the Company is now comprised of four (4) directors, including three (3) independent directors;

(2)	Approved the share consolidation proposal of combining every fifteen (15) pre-consolidation Common Shares into one (1) post-consolidation Common Share, which aims to increase the market price of individual shares and reduce the total number of outstanding shares;

(3)	Approved the name change of the Company from “Visionary Education Technology Holdings Group Inc. ” to “Visionary Holdings Inc.”; and

(4)	Approved and ratified the appointment of MNP LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.

NASDAQ Extension Letter

In the Press Release, the Company also announced the receipt of a Nasdaq Extension Letter. On December 12, 2023, The Nasdaq Stock Market LLC. (“NASDAQ”) granted the Company an additional 180 calendar days, or until June 10, 2024, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

As previously reported, on June 14, 2023, the Company received a notification letter (the “Notice”) from NASDAQ, notifying the Company that, based upon the closing bid price for the last 31 consecutive business days, the Company no longer meets this requirement set forth under the Minimum Bid Price Rule. In accordance with the Nasdaq Listing Rules, the Company was provided with a 180-day compliance period to regain compliance with the Minimum Bid Price Rule, through December 11, 2023. The Company was unable to regain compliance with the Minimum Bid Price Rule by December 11, 2023. NASDAQ’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the bid price of the Company’s common shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including effecting a reverse stock split. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its common shares on The NASDAQ Capital Market.

The Notice has no effect on the listing of the Company’s common shares at this time and the Company’s common shares will continue to trade on The NASDAQ Capital Market under the symbol “GV”.

A copy of the Press Release regarding the above matters is attached hereto as Exhibit 99.1.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release dated December 13, 2023, Announcing Results of 2023 Annual General Meeting and the Receipt of a Nasdaq Extension Letter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: December 13, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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